

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2011

Julian T. Ross
OxySure Systems, Inc.
10880 John W. Elliott Drive, Suite 600
Frisco, Texas 75034

> **Re: OxySure Systems, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed May 27, 2011**
> **File No. 333-159402**

Dear Mr. Ross:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to prior comment 1. Please confirm that you still intend to register a class of securities under Section 12 of the Exchange Act. If that is not correct, please provide the disclosures requested by prior comment 24 in our letter to you dated June 15, 2009.

Prospectus Summary, page 1

2.   Please provide current disclosure. We note the statements that you are in the process of renegotiating performance targets, contrary to the document filed as Exhibit 10.3.2. Please also expand to include greater detail regarding your history of losses, such as the amounts, and financial condition, including the going concern notation mentioned in your document and minimal product sales to date. Finally, please expand to quantify the portion of offering proceeds that will be used for the repayment of debt held by or accounts payable to affiliates or entities controlled by your affiliates.

3.   In the last paragraph on page 3, you disclose that as of the date of the prospectus, the
        company had 2,180,604 common stock options outstanding. Please reconcile to the
        options outstanding as of March 31, 2011 of 2,825,098 as shown on page F-29.

Summary financial Data, page 6

4.   Please label the column headings for the financial data for the fiscal year ended
        December 31, 2009 and as of December 31, 2009 as "restated," if true.

Shares Eligible for Future Sale, page 37

5.   We note that the March 23, 2011 agreement filed as Exhibit 10.4.3 indicates that a Lock-
        Up Agreement dated April 15, 2009 will remain in effect. We note similar statements in
        the other agreements related to your relationship with Sinacola. Please reconcile with
        your response to comment 15 in your letter to us dated November 12, 2010.

Management's Discussion and Analysis of Financial Condition and Results. . . , page 41

Critical Accounting Policies and Estimates, page 41

6.   On page 44, the company discloses that reclassifications made in 2009 caused an increase
        in net loss from $1.7 million to $2.3 million. Given the significant change in your net
        loss, and the nature of the changes made as discussed on page F-81, please explain why
        the company refers to this as a reclassification and not a restatement for the correction of
        errors. Refer to ASC 250-10-20. Please ensure that your disclosures accurately convey
        the nature of the changes made.

Liquidity and Capital Resources, page 46

7.   With respect to your discussion regarding the reasons for the increase in notes payable
        between December 31, 2010 and March 31, 2011, please tell us why you do not also
        discuss the increase of $100,000 due to the Sinacola fifth and sixth notes.

Going Concern, page 48

8.   We note the company's disclosure on page 49 that the going concern is mitigated by the
        commitment from Afritex for $480,000 in annual sales. We also note the disclosure that
        your Brazilian distributor has committed to purchase 3,000 units per annum. Since your
        sales for the first quarter ended March 31, 2011 were only $51,825, please tell us whether
        Afritex and the Brazilian distributor are meeting their commitments. We note the
        disclosure on page F-38 regarding your revenues.

Julian T. Ross
OxySure Systems, Inc.
June 13, 2011
Page 3

Results of Operations, page 50

9.   Your disclosure of the amount of total expenses for the three months ended March 31, 2011 and 2010 and the years ended December 31, 2010 and 2009 appears to exclude cost of sales. Please revise so that the amounts and descriptions are consistent with your financial statements.

Going Concern, page 53

10.   As previously requested in prior comment 8, please make sure that the disclosures about your going concern on pages 53 and F-38 are consistent. We note your disclosure on page 53 that you had approximately $1,012,294 available under the JTR senior note facility, however you disclosed that $1,211,999 is available under the same facility on page F-38. Please revise.

Description of Business, page 53

11.   Please expand to describe the performance requirements identified in Exhibit 10.3.2 and how you intend to satisfy those requirements, particularly in light of your financial condition and stage of development. Please also revise to clarify whether satisfaction of those requirements is dependent on the success of this offering.

Related Party Transactions, page 90

12.   Please expand your revisions in response to prior comment 11 to clarify the portion of the amount outstanding under the Senior Note and number of warrants issued that relate to the "Exchange Modification."

Interim Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies, page F-6

Inventory, page F-7

13.   We note that you disclose the company's policies with respect to consideration of obsolete inventory. Please tell us about the company's inventory policies with respect to other circumstances where there is evidence that the utility of goods is impaired such as physical damage or deterioration, changes in price levels, excessive levels of inventory or other causes. Refer to ASC 330-10-35-1 and 35-2.

14.   In this regard, please specifically tell us about your consideration of the valuation of your inventory of $264,828 as of March 31, 2011. We note that total costs of sales for the

three months ended March 31, 2011 and the year ended December 31, 2010 were only $37,194 and $54,781.

Stock-Based Compensation, page F-9

15.   We note that you included common stock warrants issued in connection with convertible loans in your table of stock-based compensation. Please tell us how you have classified the expense related to the common stock warrants issued in connection with convertible loans and why. Please similarly address for the table on page F-49.

16.   Please explain why this table excludes the amount of $36,410 reflected as common stock options issued for compensation in your statements of stockholders' equity for the three months ended March 31, 2011.

Loss per Share, page F-10

17.   Please revise the table for 2011 to reflect that the amount shown for the net loss is a loss similar to your presentation for 2010. Please similarly revise on page F-42 for the amount of loss from operating expenses for 2009.

Note 4. Notes Payable, page F-14

18.   On page F-14 you disclose that the balance of your notes payable to Frisco are $146,802. Please show us how you determined the balance given that the initial amount was $243,000 and total payments forgiven were $30,000. It appears that the balance due should be $213,000. We also note your disclosure on page F-15 that you entered into an Amended and Restated Performance agreement for the renewal and extension of the forgivable loan of $213,000. Please revise the disclosure to summarize your new payment terms consistent with ASC 470-10-50-5.

19.   Please revise the disclosure for the JTR Senior notes to summarize your payment terms consistent with ASC 470-10-50-5.

20.   Please reconcile your disclosure on page F-16 that the value of the warrants issued with the notes in 2011 were reflected as debt discount with your disclosure on page F-30 that the value of the warrants issued to JTR were expensed upon issuance.

21.   Please tell us why you reflect the entire amount of the debt discount of $240,419, $216,349, and $178,937 as of March 31, 2011, December 31, 2010 and December 31, 2009 as part of your current notes payable. Please show us the amount of the discount that relates to each of the notes.

Capital lease, page F-33

22.   Your response to prior comment 23 notes that you classified the premium amortization within selling, general and administrative expenses and not in interest expense. Please explain how your classification considered ASC 840-30-1 and 30-3.

Note 12. Fair Value Measurements, page F-36

23.   We note that you present a table for assets measured at fair value on a recurring basis using significant unobservable inputs. You label the column additional paid in capital, an equity account. The balances reflected as of December 31, 2010 and March 31, 2011 do not agree to your balance sheet. Please explain what this table represents and why the account is measured at fair value. Explain the accounting literature you relied upon and how you applied it to your facts and circumstances. Refer also to the similar disclosure on page F-77.

Annual Financial Statements, page F-40

Note 1. Summary of Significant Accounting Policies, page F-45

Equity Warrants, page F-48

24.   On pages F-48 and F-60, the company discloses that warrants issued with convertible notes were recorded as equity with the relative fair value of the warrants reflected as a debt discount which was amortized over the life of the notes. You then disclose that the company remeasures the warrants at each reporting period to record their fair value. Since you would only remeasure the warrants at fair value each period if you accounted for the warrants as liabilities under ASC 815-40-15 (formerly EITF 00-19), it is not clear why you are accounting for the warrants at fair value. As previously requested, please provide for us your detailed analysis of the terms of the warrants in determining whether they should be accounted for as equity or liabilities. Then please explain how you accounted for those warrants and cite the accounting literature you applied and how you applied it to your facts and circumstances. If the warrants should be treated as equity, please refer to ASC 470-20-25-2 and 470-20-25-4.

25.   In regard to the fair value of the warrants, we note the company's disclosures of the fair value of the warrants as of December 31, 2010 on page F-55, F-56, F-57, F-58, F-59, F-60 and F-61. Please explain why this disclosure is provided if the warrants are classified as equity.

Stock- Based Compensation, page F-48

26.   Please reconcile the table on page F-49 to your financial statements.

Note 4. Notes Payable, page F-54

27.   We note from your response to prior comment 36 that the response appears to address the calculation of the fair value of the warrants. We would like to see a schedule for each of the notes that showing the calculation of the beneficial conversion feature. As such, please provide the following for each note:

- Calculation of the fair value of the warrants as of the issuance date;
- Fair value of the notes as of the issuance date;
- Preliminary allocation of the proceeds of the notes between the relative fair value of the warrants and the notes;
- Calculation of the *effective conversion price* of the notes based upon the amount allocated above (Refer to ASC 470-20-30-5);
- Calculation of the intrinsic value of the embedded conversion option which under 470-20-30-6 should be calculated as the difference between the *effective conversion price* of the notes and the fair value of the common stock, multiplied by the number of shares into which the security is convertible;
- The amount of the beneficial conversion feature which should be the lesser of the intrinsic value or the amount of the proceeds allocated to the notes in the third step above. (Refer to ASC 470-20-30-8).

Refer to the example in 470-20-55-10 through 55-12.

Note 8. License and Service Agreements, page F-30

28.   We note that you entered into amendments with Afritex to extend the term of the note agreement. Please tell us why you entered into these agreements and how you accounted for the modification and why.

29.   In your response letter dated February 11, 2011, in response to prior comment 32 the company stated that to date, Afritex has issued and purchased items totaling $255,655 pursuant to the Distribution Agreement (this amount is in addition to the initial, upfront, non-refundable license fee). Please reconcile the total purchases to your statements of operations for the year ended December 31, 2010 and the three months ended March 31, 2011. In this regard, please update us on the status of the agreement wherein Afritex agreed to pay a royalty of 8% of gross sales of all derivative products sold, agreed to make an initial purchase of $145,000 in existing OxySure products, and committed to purchasing an annual minimum of $480,000 in existing OxySure products. Tell us the total of sales to Afritex for each period presented and the amount of cash payments for the sales, the nature and amount of other payments and any amounts reflected in accounts receivable as of March 31, 2011.

30.   Further to your response to prior comment 18, you have not explained why the $270,000 represents an asset to the company. Tell us the nature of this asset and why it represents the company's asset.

31.   In your October 4, 2010 response, the company stated that the note and warrants were issued to Afrtitex in order to induce Afritex to commit to the license and distribution agreement. As such, we requested the company's explanation of how it treated this consideration to Afritex and whether this represented consideration given to a customer that should be reflected as a reduction of your revenues consistent with ASC 605-50- 45-1 through 45-10.

Note 9. Commitments and Contingency, page F-69

32.   As previously requested in prior comment 44, please respond to the following:

- Please confirm that the amount of rent expense disclosed in Note 9 reflects the net amount of rent expense that is included in your statements of operations (i.e., rental to lessor, plus warrant amortization, less leasehold improvement allowance amortization plus executory costs).
- Please explain to us whether the principal amount of the notes to Sinacola is greater than, equal to, or less than the amount of rent payable to them that was forgiven as part of the note agreement. Explain how you accounted for these agreements and why.

Note 17. Correction of Error to Prior Period Financial Statements, page F-81

33.   Please revise so that the amount reflected for retained earnings (i.e., accumulated deficit) agrees to the amount reflected in your balance sheet on page F-41.

34.   As requested in prior comment 45, please revise the disclosure to comply with ASC 250-10-50-7(a) and include the effect of the correction of the error on each financial statements line item and any per-share amounts affected as required by ASC 250-10-50-7(a) and describe the nature of each error. This includes changes made to your statements of cash flows.

35.   Please tell us why you have not reflected prior period adjustments for periods prior to 2009 related to your correction of errors for rent expense and the accounting for the notes and warrants. Please tell us how you considered the disclosures required by ASC 250-10-50-7 and 50-8 which state that you should disclose the cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in the statement of financial position, as of the beginning of the earliest period presented as well as the resulting effects (both gross and net of applicable income tax) on the net income of prior periods.

36.   Please explain why the reclassification entry in (e) reduces interest expense.

37.   Please show us the journal entries made for each of the error corrections.

<u>Signatures</u>

38.   We note your revisions in response to prior comment 48. Please revise to indicate below the second paragraph of text which individual signed in the capacity of principal financial officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman at (202) 551-3645 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin   for

Russell Mancuso
Branch Chief

cc (via e-mail): Arrin Langdon, Esq. — Oswald & Yap LLP